SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 12, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Change Report
Material Change Report
SIGNATURES

Item	Page

Material Change Report filed on behalf of the Company in Canadian jurisdictions on April 7, 2004 relating to its April 2, 2004 Press Release re Phase IIb clinical trial results of BLP25 liposomal vaccine (without press release already filed with a Form 6-K dated April 2, 2004)	3

Material Change Report filed on behalf of the Company in Canadian jurisdictions on March 18, 2004 relating to its March 10, 2004 Press Release re Agreement entered into with Prima Biomed Ltd. and CancerVac Pty Ltd (without press release already filed with a Form 6-K dated March 11, 2004)	6

Signatures	9

BIOMIRA INC.

Material Change Report

1.	Name and Address of Company

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

April 2, 2004

3.	News Release

Biomira issued a news release on Canada NewsWire on April 2, 2004.

4.	Summary of Material Change

On April 2, 2004, Biomira announced the preliminary results from its randomized, open-label Phase IIb trial of BLP25 liposomal vaccine (L-BLP25) in patients with Stage IIIb and IV non-small cell lung cancer (NSCLC). The preliminary results indicate that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. Although not statistically significant, the overall median survival is 17.4 months for patients on the vaccine arm versus 13 months for patients on the control arm.

The two-year survival for patients with locoregional Stage IIIb NSCLC was 60% for the vaccine arm (median survival not yet reached) versus 36.7% for the control arm (median survival of 13.3 months). In the overall patient population, the two-year survival is 43.2% for the vaccine arm versus 28.9% for the control arm.

5.	Full Description of Material Change

On April 2, 2004, Biomira announced the preliminary results from its randomized, open-label Phase IIb trial of BLP25 liposomal vaccine (L-BLP25) in patients with Stage IIIb and IV non-small cell lung cancer (NSCLC). The preliminary results indicate that the median survival of those patients on the vaccine arm was 4.4 months longer than those on the control arm. Although not statistically significant, the overall median survival is 17.4 months for patients on the vaccine arm versus 13 months for patients on the control arm.

The two-year survival for patients with locoregional Stage IIIb NSCLC was 60% for the vaccine arm (median survival not yet reached) versus 36.7% for the control arm (median survival of 13.3 months). In the overall patient population, the two-year survival is 43.2% for the vaccine arm versus 28.9% for the control arm.

The controlled, open-label Phase IIb trial enrolled 171 men and women with NSCLC whose disease was stable or who had responded to treatment following completion of their first line standard chemotherapy. Patients were randomized to either L-BLP25 plus best standard of care or to best standard of care alone. Best standard of care includes palliative radiotherapy and/or second line chemotherapy according to current standard clinical practice. The study was designed to document the safety profile of the vaccine and to evaluate efficacy by comparing survival in the two arms.

The results appear to indicate a favourable safety profile. Additional analyses and survival follow-up will be conducted to gather information to assist in the future development of the product.

In preparation for a potential multinational registration trial, Biomira is already scheduling for the manufacture of new vaccine supplies. This will incorporate manufacturing changes intended to secure the future commercial supply of the vaccine. Scheduling these changes now ensures that the resulting pivotal data will be considered representative of the safety and effectiveness of the commercial supply of the vaccine. To assure the successful initiation of a pivotal trial, a comparability plan, which may or may note include clinical data, will be discussed with regulatory authorities.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

7.	Omitted Information

None

8.	Executive Officer

The name and business telephone number of an executive officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice-President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

     DATED at Edmonton, Alberta, effective this 6th day of April, 2004.

BIOMIRA INC.

(signed) “Edward A. Taylor”

By:	Edward A. Taylor
Vice-President Finance & Administration

BIOMIRA INC.

Material Change Report

     This report is filed under section 67(1) of the Securities Act (British Columbia), section 146(1) of the Securities Act (Alberta), section 84(1) of the Securities Act (Saskatchewan), section 75(2) of the Securities Act (Ontario) and section 81(2) of the Securities Act (Nova Scotia) and section 76(2) of the Securities Act (Newfoundland) (collectively, the “Acts”).

1.	Reporting Issuer

Biomira Inc. (“Biomira”) 2011 – 94 Street Edmonton, Alberta T6N 1H1

2.	Date of Material Change

March 9, 2004

3.	Press Release

Biomira issued a press release, the text of which is attached hereto as Schedule “A”, on March 10, 2004.

4.	Summary of Material Change

On March 9, 2004, Biomira, Prima Biomed Ltd. (“Prima”) and CancerVac Pty Ltd (“CancerVac”), a subsidiary of Prima, entered into a commercial agreement for the development and commercialization of CancerVac’s most advanced cancer product candidate.

5.	Full Description of Material Change

On March 9, 2004, Biomira, Prima and CancerVac entered into a commercial agreement for the development and commercialization of CancerVac’s most advanced cancer product candidate.

Biomira will provide CancerVac with access to its licensed exclusive worldwide rights related to a protein called MUC1 in relation to CancerVac’s Mannan-MUC1 fusion protein therapeutic vaccine. The Biomira MUC1 patent portfolio includes certain rights to patents held by Cancer Research Technology Limited of London, England, which are essential for the development and commercialization of CancerVac’s Mannan-MUC1 fusion protein used for cancer immunotherapy. In partial consideration for the licensed rights provided by Biomira to CancerVac, Biomira acquired a 10% equity stake in CancerVac and a seat on the Board of Directors of CancerVac.

The agreement provides that Biomira has the sole option of licensing the exclusive worldwide commercialization rights (excluding Australia and New Zealand) to this product candidate following conclusion of the Phase IIa trial in ovarian cancer. Biomira, at its election, may acquire exclusive licensing rights for the worldwide application of the CancerVac technology (excluding Australia and New Zealand) relating to the product candidate or only for the North American region. Such election is to be made by Biomira following Biomira’s review of the Phase IIa clinical trial data. If Biomira proceeds with the worldwide rights it will thereafter generally meet 100% of the ongoing development costs of the technology or 50% of the development costs if it elects to confine its activities to the North American territory. Specific terms of the licensing agreement from CancerVac to Biomira were not disclosed, but could include upfront and milestone payments to CancerVac, potentially totaling AUD $20,000,000 (US $15,400,000) as well as royalties struck at rates consistent for licensing deals associated with Phase IIa clinical data. In the event Biomira does not elect to exercise its exclusive rights, then the agreement enables CancerVac to develop and commercialize its Mannan-MUC1 fusion protein technology with similar payments to Biomira.

6.	Reliance on Confidentiality Provisions of the Acts

Not applicable

7.	Omitted Information

None

8.	Senior Officer

The name and business telephone number of a senior officer of Biomira who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

Edward A. Taylor Vice-President Finance & Administration Biomira Inc. 2011 – 94 Street Edmonton, Alberta T6N 1H1 Telephone: (780) 450-3761

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Edmonton, Alberta, effective this 17th day of March, 2004.

BIOMIRA INC.

(signed) “Edward A. Taylor”

By:	Edward A. Taylor
Vice-President Finance & Administration

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: April 12, 2004	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance and
Chief Financial Officer